Rogers Communications Reports Strong Fourth Quarter 2003 Results

Quarterly Revenue Grows 13%, Operating Profit up 22% and Capital Expenditures
Down 21% as Cable, Wireless and Media Divisions each Deliver Solid Results

TORONTO (February 4, 2004) – Rogers Communications Inc. (“RCI” or “the Company”) today announced its consolidated financial and operating results for the fourth quarter and year ended December 31, 2003.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended December 31,	2003	2002	% Change

Operating revenue	1,322,280	1,166,997	13.3
Operating profit (1)	369,310	303,460	21.7
Net income	68,838	698,154	—
Earnings per share	0.24	3.22	—
Property, plant and equipment expenditures	307,758	389,925	(21.1)

Twelve Months Ended December 31,	2003	2002	% Change

Operating revenue	4,847,363	4,323,045	12.1
Operating profit (1)	1,448,896	1,141,614	26.9
Net income	129,193	312,032	—
Earnings per share	0.35	1.05	—
Property, plant and equipment expenditures	963,742	1,261,983	(23.6)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” for a reconciliation of operating profit to operating income and net income (loss) under GAAP.

  Highlights of the fourth quarter of 2003 included the following:

•	Operating revenue grew 13.3% for the quarter, with all three operating companies contributing year-over-year growth, including 11.4% growth at Cable, 18.8% growth at Wireless and 4.7% growth at Media.

•	Consolidated quarterly operating profit grew 21.7% year-over-year, with all operating companies contributing double-digit year-over-year growth, with 13.1% growth at Cable, 35.5% growth at Wireless and 23.5% growth at Media.

•	Growth in quarterly operating profit, combined with a 21.1% reduction in spending on property, plant and equipment (“PP&E”) and lower interest costs, resulted in a $164.0 million year-over-year improvement in quarterly operating profit cash flow (defined as operating profit less PP&E expenditures and interest expense).

•	Cable had quarterly positive net basic subscriber additions of 8,600, growth in Internet subscribers of 35,400 and an increase in digital cable households of 43,200. During the fourth quarter, Cable also increased the download speed of its high-speed Internet service to 3Mbps, introduced the Company’s first personal video recorder (“PVR”), launched 7 new high definition television (“HDTV”) channels and completed the rollout of its Rogers on Demand (“VOD”) service in its Toronto market.

•	Wireless postpaid voice and data subscriber net additions of 166,200, an increase of 30.4% compared to the fourth quarter of 2002, driven by the combination of increased gross activations and reduced churn levels. Average monthly postpaid wireless churn for the fourth quarter declined to 1.99% while average monthly revenue per postpaid voice and data subscriber (“ARPU”) increased 2.4% to $57.77.

•	Results at Media were generally strong across the group, highlighted by continued growth at Sportsnet, improved results at the Radio division reflecting the success of recent reformatting initiatives, solid cost control and productivity gains at the Publishing group and continued sales growth at The Shopping Channel. Rogers Media also announced a partnership with CTV, each with a 50% interest, in Dome Productions, which will accelerate the production and distribution of HDTV content in Canada.

•	The Company recorded net income of $68.8 million in the quarter compared to net income of $698.2 million in the fourth quarter of 2002. This decrease primarily reflects a $904.3 million one-time gain on disposition of the AT&T Canada Deposit receipts partially offset by the write-down of certain investments of $78.9 million, both of which occurred in 2002, while the fourth quarter of 2003 reflected operating income growth of $49.6 million combined with the recognition of $54.5 million of additional foreign exchange gains, primarily resulting from the translation of the unhedged portion of U.S. dollar-denominated long-term debt as the Canadian dollar strengthened against the U.S. dollar.

•	Early in 2004, Wireless will begin transitioning its branding to Rogers Wireless from Rogers AT&T Wireless, bringing greater clarity to the Rogers brand in Canada. As a result, the Company recorded a non-cash charge during the fourth quarter of 2003 of approximately $20.0 million to reflect the accelerated amortization of the associated brand licence costs.

•	On January 20, 2004, Cable and Yahoo! Inc. announced a multi-year alliance to provide a powerful new broadband Internet experience. The alliance combines the unique advantages of one of the industry’s pioneers in high-speed Internet access in North America with one of the world’s most recognized global Internet brands.

•	The Company declared a semi-annual dividend of $0.05 per share on each of its outstanding Class B Non-Voting shares, Class A Voting shares and Series E Preferred shares, which was paid on January 2, 2004 to shareholders of record on December 12, 2003.

“The objective we articulated for 2003 was to deliver double-digit revenue and operating profit growth with a corresponding reduction in capital expenditures, and driven by both operational enhancements and a disciplined approach to our markets”, said Ted Rogers, President and CEO of Rogers Communications Inc. “Once again, the teams across the Rogers Group of Companies delivered against the financial commitments while also providing unparalleled innovation, convenience and value for our customers. We enter 2004 with solid momentum and with all of our business are increasingly well-positioned for continued success”.

Consolidated Results of Operations for the Fourth Quarter Ending December 31, 2003
Reconciliation to Net Income (Loss)
Depreciation and Amortization
Interest on Long-Term Debt
Income (Losses) from Investments Accounted for by the Equity Method
Foreign Exchange
Gain on Sale of Other Investments
Income Taxes
Non-Controlling Interest
Net Income (Loss) and Net Income (Loss) Per Share
Rogers Cable
Cable Subscriber Results
Cable Operating Expenses
Cable Property, Plant and Equipment Expenditures
Rogers Wireless
Subscriber Results
Operating Expenses
Property, Plant and Equipment Expenditures
Rogers Media
Liquidity and Capital Resources
Guidance
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Balance Sheets
Consolidated Statements of Deficit
Supplemental Information
Calculation of Earnings Per Share
Long-Term Debt
Shareholders’ Equity
Segmented Information
Cautionary Statement Regarding Forward Looking Information
Audited Consolidated 2003 Financial Statements
About the Company
For Further Information (Investors and Analysts)
For Further Information (Media)
Quarterly Investment Community Conference Call
PRESS RELEASE

Consolidated Results of Operations for the Fourth Quarter Ending December 31, 2003

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue
Cable	470.6	422.4	48.2	11.4	1,769.2	1,596.4	172.8	10.8
Wireless	624.7	525.7	99.0	18.8	2,282.2	1,965.9	316.3	16.1
Media	243.9	233.0	10.9	4.7	855.0	810.8	44.2	5.5
Corporate items and eliminations	(16.9)	(14.1)	(2.8)	—	(59.0)	(50.1)	(8.9)	—

Total operating revenue	1,322.3	1,167.0	155.3	13.3	4,847.4	4,323.0	524.4	12.1

Operating profit (1)
Cable	176.7	156.3	20.4	13.1	663.5	563.5	100.0	17.7
Wireless	166.9	123.2	43.7	35.5	727.6	527.7	199.9	37.9
Media	42.6	34.5	8.1	23.5	106.7	87.6	19.1	21.8
Corporate items and eliminations	(16.9)	(10.5)	(6.4)	—	(48.9)	(37.2)	(11.7)	—

Total operating profit	369.3	303.5	65.8	21.7	1,448.9	1,141.6	307.3	26.9

Operating profit cash flow (deficit)(2)	(53.9)	(217.9)	164.0	—	(3.7)	(611.7)	608.0	—

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-operating items.

(2)	Operating profit less interest expense and PP&E expenditures

The consolidated revenue increase of 13.3% compared to the fourth quarter of 2002 was the result of all three operating segments reporting healthy year-over-year growth. Cable revenue increased 11.4%, driven by growth in its Internet and digital cable subscriber bases, as well as the impact of cable and Internet price increases implemented during the past year. Wireless revenue increased 18.8%, driven by a 15.2% increase in its postpaid subscriber base and continued improvements in both ARPU and customer churn. Revenue growth of 4.7% at Media was attributable to solid growth at its Sportsnet regional sports television network, the success of recent formatting initiatives at several of its radio stations, and continued sales growth at The Shopping Channel.

The 21.7% consolidated year-over-year quarterly operating profit growth was driven by the 13.3% revenue growth combined with expense control in all operating segments. On a segment basis, operating profit increased at Cable by $20.4 million, or 13.1%, at Wireless by $43.7 million, or 35.5%, and at Media by $8.1 million, or 23.5%.

Reconciliation to Net Income (Loss)

On a consolidated basis, taking into account the other income and expense items as detailed below, the Company recorded a quarterly net income of $68.8 million, compared to net income of $698.2 million in the fourth quarter of 2002.

Other income and expense items that are required to reconcile operating profit with operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating profit (1)	369.3	303.5	65.8	21.7	1,448.9	1,141.6	307.3	26.9
Other expense (recovery)	—	(5.9)	5.9	—	—	6.5	(6.5)	(100.0)
Depreciation and amortization	(273.9)	(251.8)	(22.1)	—	(1,040.3)	(981.5)	(58.8)	—

Operating income	95.5	45.8	49.7	—	408.6	166.6	242.0	—
Interest on long-term debt	(115.4)	(131.5)	16.1	(12.2)	(488.9)	(491.3)	2.4	(0.5)
Loss from investments accounted for by the equity method	(17.0)	(33.3)	16.3	(48.9)	(54.0)	(100.6)	46.6	(46.3)
Foreign exchange gain	61.6	7.1	54.5	—	303.7	6.2	297.5	—
Gain (loss) on repayment of long-term debt	—	8.2	(8.2)	—	(24.8)	10.1	(34.9)	—
Gain on sale of other investments	5.0	(2.6)	7.6	—	17.9	(0.6)	18.5	—
Writedown of investments	—	(78.9)	78.9	(100.0)	—	(301.0)	301.0	(100.0)
Gain on disposition of AT&T Canada Deposit Receipts	—	904.3	(904.3)	(100.0)	—	904.3	(904.3)	(100.0)
Other	0.9	(6.2)	7.1	—	2.3	2.4	(0.1)	—
Income tax reduction (expense)	36.4	(31.8)	68.2	—	22.8	74.7	(51.9)	(69.5)
Non-controlling interest	1.8	17.1	(15.3)	—	(58.4)	41.2	(99.6)	—

Net income (loss)	68.8	698.2	(629.4)	—	129.2	312.0	(182.8)	—

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-operating items.

Depreciation and Amortization

The increase in depreciation and amortization expense is directly attributable to the increased PP&E asset levels, primarily at Cable and Wireless, associated with PP&E investments over the past several years and the resultant increased fixed asset levels.

During 2003, the Company announced that it would terminate its brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company accelerated the amortization on the brand licence to reduce the carrying value to nil.

Interest on Long-Term Debt

The $16.1 million decrease in interest expense in the fourth quarter of 2003, compared to the same period in 2002, is largely attributable to lower debt levels at December 31, 2003, compared to the previous year period. Long-term debt was $5.3 billion at December 31, 2003, and has decreased from approximately $5.7 billion at December 31, 2002, due to debt repayments and the effects of the continuing strengthening of the Canadian dollar and the related foreign exchange translation impact on the unhedged portion of the US dollar-denominated long-term debt.

Income (Losses) from Investments Accounted for by the Equity Method

The Company records losses and income from investments that it does not control, but over which it is able to exercise significant influence, by the equity method. The equity loss for the quarter was $17.0 million, consisting primarily of a loss at the Toronto Blue Jays Baseball Club (the “Blue Jays”). On a cash basis, the Company received $24.3 million from the Blue Jays related to the repayment of notes payable. In total, the Company advanced $29.4 million of cash to the Blue Jays during 2003. The Blue Jays are expected to generate meaningfully lower operating losses in 2004 than in the prior year reflecting efficiencies in its operations and the benefit of the strengthened Canadian dollar. In 2004, cash funding by the Company to the Blue Jays is expected to be approximately $20-$25 million.

In January 2004, the Company concluded a September 2000 agreement with Interbrew Breweries S.A. (“Interbrew”) to purchase Interbrew’s remaining 20% minority ownership in the Blue Jays. In 2000, Rogers had purchased an 80% interest in the Blue Jays from Interbrew. Under that agreement, Interbrew was granted the right to require Rogers to purchase its 20% interest at any time after December 15, 2003 for US$28.0 million, plus accrued interest. This obligation was recorded as a liability by Rogers at the time of the original agreement with Interbrew. As the result of an April 2001 agreement with Rogers Telecommunications Ltd. (“RTL”), a company controlled by the controlling shareholder of Rogers, RTL acquired effective voting control of the Blue Jays. Rogers currently accounts for this investment by the equity method and records 100% of the operating losses of the Blue Jays. The agreement with RTL does not change as a result of Rogers’ purchase of Interbrew’s 20% minority interest, and accordingly Rogers’ expects to continue to account for this investment by the equity method.

Foreign Exchange

In the fourth quarter of 2003, the Canadian dollar continued to strengthen against the U.S. dollar, giving rise to the $61.6 million foreign exchange gain related to both realized and unrealized foreign exchange gains, the largest portion arising from the translation of the unhedged portion of U.S. dollar-denominated debt.

Gain on Sale of Other Investments

During the quarter, the Company disposed of shares that it held of certain publicly traded companies, triggering a gain on disposal of $5.0 million and providing cash proceeds of approximately $5.0 million.

Income Taxes

Income taxes in the fourth quarter include a current income tax reduction of $8.7 million related to Federal Large Corporations Tax and a $27.7 million future tax reduction.

Non-Controlling Interest

Non-controlling interest, representing 44.2% of Wireless’ net income, was $1.8 million for the quarter, compared to $17.1 million in the fourth quarter of 2002, reflecting the corresponding net income (loss) levels at Wireless in the respective periods.

Net Income (Loss) and Net Income (Loss) Per Share

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Net income (loss)	68.8	698.2	(629.4)	—	129.2	312.0	(182.8)	—
Net income (loss) per share (1)	0.24	3.22	(2.98)	—	0.35	1.05	(0.70)	—

(1)	Per share amounts are calculated as income for the period after distributions and accretions on Convertible Preferred Securities and accretions on Preferred Securities in 2002, net of tax.

The Company recorded a quarterly net income of $68.8 million, or $0.24 per share, compared to a net income of $698.2 million, or $3.22 per share, in the fourth quarter of 2002.

Distributions on Convertible Preferred Securities and accretions on Preferred Securities, net of tax, of $13.3 million and $11.0 million in the fourth quarter of 2003 and 2002, respectively, had the impact of decreasing basic Earnings per Share (“EPS”) by $0.06 and $0.05, respectively.

Rogers Cable

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Core cable revenue	303.4	281.6	21.8	7.7	1,167.5	1,095.7	71.8	6.6
Internet revenue	86.1	69.3	16.8	24.2	322.3	242.6	79.7	32.9

Total cable revenue	389.5	350.9	38.6	11.0	1,489.8	1,338.3	151.5	11.3
Video Stores revenue	81.8	72.8	9.0	12.4	282.6	263.0	19.6	7.5
Intercompany eliminations	(0.7)	(1.3)	0.6	—	(3.2)	(4.9)	1.7	—

Operating revenue	470.6	422.4	48.2	11.4	1,769.2	1,596.4	172.8	10.8

Operating expenses:
Cost of sales	38.2	33.6	4.6	13.7	129.9	121.3	8.6	7.1
Sales and marketing	59.0	50.3	8.7	17.3	206.8	193.6	13.2	6.8
Operating, general and administrative	196.7	182.2	14.5	8.0	769.0	718.0	51.0	7.1

Total operating expenses	293.9	266.1	27.8	10.4	1,105.7	1,032.9	72.8	7.0
Operating profit (1)	176.7	156.3	20.4	13.1	663.5	563.5	100.0	17.7
Cable operating profit margin (2)	42.8%	42.0%	0.8%		42.9%	40.5%	2.4%
Video Stores operating profit margin (2)	12.2%	12.1%	0.1%		8.4%	8.2%	0.2%

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-operating items.

(2)	Before deduction of management fees paid to RCI and intercompany eliminations.

The 7.7% year-over-year increase in core cable revenue was largely driven by increased digital penetration levels, combined with cable television service price increases introduced during the past year. Combined, these have served to increase average monthly revenue per core cable subscriber to $44.67 in the fourth quarter, up from $41.45 in the fourth quarter of 2002.

The 24.2% increase in Internet revenue was driven by the 23.6% year-over-year growth in Internet subscriber levels.

The growth in Video Stores revenue in the fourth quarter is due to the addition of 7 stores through 2003 to reach a total of 279 stores, coupled with an approximate 8.2% year-over-year increase in same store sales.

Cable Subscriber Results

	Three Months Ended December 31,				Twelve Months Ended December 31,

(Subscriber statistics in thousands)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Homes passed(1)					3,215.4	3,103.2	112.2	3.6
Basic cable subscribers					2,269.4	2,270.4	(1.0)	—
Basic cable, net additions (losses)	8.6	9.4	(0.8)	—	(1.0)	(16.0)	15.0	93.8
Internet subscribers					790.5	639.4	151.1	23.6
Internet, net additions	35.4	45.2	(9.8)	(21.7)	151.1	160.6	(9.5)	(5.9)
Digital terminals in service					613.6	456.2	157.4	34.5
Digital terminals, net additions	50.7	37.5	13.2	35.2	157.4	142.1	15.3	10.8
Digital households					535.3	401.5	133.8	33.3
Digital households, net additions	43.2	32.5	10.7	32.9	133.8	129.4	4.4	3.4
VIP customers					661.6	593.0	68.6	11.6
VIP customers, net additions	23.9	14.7	9.2	62.6	68.6	95.5	(26.9)	(28.2)

(1)	Homes passed for 2003 and 2002 include adjustments for system swaps, acquisitions and true-ups.

Cable continues to focus on enhancing its marketing and retention activities to increase subscriber awareness of the benefits and quality of its advanced digital cable and Internet offerings in relation to competing offerings. These efforts were successful in reducing basic cable subscriber losses in 2003, compared to 2002.

Digital households increased by 43,200 in the fourth quarter as Rogers continues to increase awareness of its rich digital cable offering including HDTV and a suite of Rogers on Demand services (including VOD, PVRs and time-shifted channels), as well as a very broad line-up of digital, ethnic and sports programming. At December 31, 2003, the penetration of digital households as a percentage of basic subscribers was 23.6%, up from the December 31, 2002 penetration level of 17.7%.

Year-over-year, the Internet subscriber base has grown by 151,100 subscribers, or 23.6%, to 790,500 including scheduled pending connections, resulting in a 24.6% penetration of homes passed.

Cable Operating Expenses

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Cable and Internet operating expenses:
Sales and marketing	28.3	22.8	5.5	24.1	91.0	84.5	6.5	7.7
Operating, general and administrative	194.5	180.7	13.8	7.6	759.0	711.9	47.1	6.6

Total	222.8	203.5	19.3	9.5	850.0	796.4	53.6	6.7
Video Stores operating expenses
Cost of sales	38.2	33.6	4.6	13.7	129.9	121.3	8.6	7.1
Sales and marketing	30.7	27.5	3.2	11.6	115.8	109.1	6.7	6.1
Operating, general and administrative	2.9	2.8	0.1	3.6	13.2	11.0	2.2	20.0

Total	71.8	63.9	7.9	12.4	258.9	241.4	17.5	7.2
Intercompany eliminations	(0.7)	(1.3)	0.6	—	(3.2)	(4.9)	1.7	—

Total operating expenses	293.9	266.1	27.8	10.4	1,105.7	1,032.9	72.8	7.0

The 9.5% increase in cable and Internet operating expenses in the quarter primarily reflects increased sales and marketing efforts combined with increased programming costs associated with a larger number of subscribers as well as customer support and service costs related to the growth in the digital and Internet subscriber base.

The increase in Video Stores operating expenses primarily reflects higher costs associated with increased video, DVD and phone sales, combined with the increase in number of locations, which has grown to 279 at December 31, 2003, up from 272 at December 31, 2002.

Cable Property, Plant and Equipment Expenditures

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Customer premise equipment	53.1	55.2	(2.1)	(3.8)	181.6	226.8	(45.2)	(19.9)
Scaleable infrastructure	35.2	30.9	4.3	13.9	80.1	90.0	(9.9)	(11.0)
Line extensions	15.5	15.7	(0.2)	(1.3)	49.4	54.6	(5.2)	(9.5)
Upgrade and rebuild	30.2	57.8	(27.6)	(47.8)	114.4	185.2	(70.8)	(38.2)
Support capital	33.2	22.7	10.5	46.3	71.0	86.3	(15.3)	(17.7)

Core Cable PP&E expenditures	167.2	182.3	(15.1)	(8.3)	496.5	642.9	(146.4)	(22.8)
Video Stores PP&E expenditures	7.2	3.1	4.1	132.3	13.1	8.0	5.1	63.8

Rogers Cable PP&E expenditures	174.4	185.4	(11.0)	(5.9)	509.6	650.9	(141.3)	(21.7)

The $11.0 million decline in quarterly PP&E expenditures, compared to the same quarter in 2002, is attributable to reductions in three principle PP&E categories: (1) upgrade and rebuild expenditures, which reflect the completion in several regions of the Company’s fibre-to-the-feeder (“FTTF”) rebuild program; (2) customer premise equipment (“CPE”), which includes customer equipment and associated installation costs, has decreased due to reductions in modem and digital set-top terminal prices and the strengthening of the Canadian dollar; and, (3) a reduction in line extension capital. Offsetting this was a $10.5 million increase in support capital primarily due to information technology spending related to customer service projects.

At December 31, 2003, approximately 92% of Cable’s cable plant has been upgraded to 750/860 megahertz (“MHz”) FTTF architecture and 96% of Cable’s total cable plant is two-way addressable and 99% of the homes passed in the Company’s service area had digital cable available.

Rogers Wireless

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue (1)
Postpaid (voice and data)	507.1	432.1	75.0	17.4	1,921.0	1,632.7	288.3	17.7
Prepaid	27.2	21.2	6.0	28.3	91.2	91.2	0.0	0.0
One-way messaging	6.4	8.3	(1.9)	(22.9)	27.6	35.2	(7.6)	(21.6)

Network revenue	540.7	461.6	79.1	17.1	2,039.8	1,759.2	280.6	16.0
Equipment revenue	84.0	64.1	19.9	31.0	242.4	206.7	35.7	17.3

Operating revenue	624.7	525.7	99.0	18.8	2,282.2	1,965.9	316.3	16.1

Wireless operating profit (2)	166.9	123.2	43.7	35.5	727.6	527.7	199.9	37.9
Operating profit margin - based on network revenue	30.9%	26.7%	4.2%		35.7%	30.0%	5.7%
Operating profit cash flow (deficit) (3)	1.20	(114.5)	115.7		122.2	(232.1)	354.3

(1)	The previous periods’ presentation of revenue categories has been reclassified to conform to the current presentation.

(2)	Operating profit is defined as operating income after management fees paid to RCI and before depreciation, amortization, interest, income taxes and non-operating items.

(3)	Operating profit less interest expense and PP&E expenditures.

The 17.1% increase in network revenue was driven by an 11.2% increase in the total number of wireless voice and data subscribers versus the fourth quarter of 2002, combined with a 6.2% increase in blended ARPU. The year-over-year ARPU increase, a trend that has continued for the last five consecutive quarters, is attributable to improved customer mix, increased penetration of enhanced voice services, the growth of wireless data usage and the general stability of industry pricing. Wireless also continues to experience growth in inbound and outbound customer roaming revenues. The growth in roaming revenues is largely a result of the deployment by Wireless of its national GSM/GPRS network platform in early 2002, which has provided for seamless roaming to Wireless’ subscribers who travel internationally, as well as the increased ability to capture roaming revenues from international visitors to Canada.

The 35.5% year-over-year increase in quarterly operating profit was a result of the 18.8% operating revenue growth, partially offset by an increase of 13.7% in total operating expenses, including sales and marketing costs and cost of equipment sales, and reflects Wireless’ success in scaling the business by leveraging existing operating costs as revenue grows.

Subscriber Results

	Three Months Ended December 31,				Twelve Months Ended December 31,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Postpaid (Voice and Data)(1)
Gross additions	338.4	286.2	52.2	18.2	1,021.5	910.7	110.8	12.2
Net additions	166.2	127.5	38.7	30.4	400.2	335.4	64.8	19.3
Total subscribers					3,029.6	2,629.3	400.3	15.2
ARPU ($)	57.77	56.42	1.35	2.4	57.55	55.95	1.60	2.9
Average monthly usage (minutes)	365	340	25	7.4	361	324	37	11.4
Churn (%)	1.99	2.09	(0.10)	(4.8)	1.88	1.98	(0.10)	(5.1)
Prepaid
Gross additions	67.4	79.2	(11.8)	(14.9)	257.4	243.3	14.1	5.8
Net additions (losses)	6.4	23.7	(17.3)	(73.0)	2.0	44.2	(42.2)	(95.5)
Adjustment to subscriber base (2)					(20.9)	—	(20.9)	—
Total subscribers (2)					759.8	778.7	(18.9)	(2.4)
ARPU ($)(3)	12.11	9.32	2.79	29.9	10.08	10.17	(0.09)	(0.9)
Churn (%)	2.73	2.46	0.27	11.0	2.82	2.23	0.59	26.5
Total - Postpaid and Prepaid
Gross additions	405.8	365.4	40.4	11.1	1,278.9	1,154.0	124.9	10.8
Net additions	172.6	151.2	21.4	14.2	402.2	379.6	22.6	6.0
Adjustment to subscriber base (2)					(20.9)	—	(20.9)	—
Total subscribers (2)					3,789.4	3,408.0	381.4	11.2
ARPU (blended) ($)(3)	48.46	45.62	2.84	6.2	47.42	45.20	2.22	4.9
One-Way Messaging
Gross additions	9.0	14.4	(5.4)	(37.5)	42.5	61.0	(18.5)	(30.3)
Net additions	(17.2)	(14.3)	(2.9)	20.3	(61.1)	(68.3)	7.2	(10.5)
Total subscribers					241.3	302.3	(61.0)	(20.2)
ARPU ($)	8.54	8.95	(0.41)	(4.6)	8.40	8.79	(0.39)	(4.4)
Churn (%)	3.43	3.07	0.36	11.7	3.13	3.20	(0.07)	(2.2)

(1)	The previous periods’ subscriber and per subscriber presentation has been reclassified to conform to the current presentation.

(2)	Wireless’ policy is to treat prepaid subscribers with no usage for a six-month period as a reduction of the prepaid subscriber base. As part of a review of prepaid subscriber usage in the second quarter of 2003, Wireless determined that a number of subscribers, totalling 20,900, who only had non-revenue usage (i.e. calls to customer service) over a period of several months were being included in the prepaid subscriber base. Wireless determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the opening prepaid subscriber base. Wireless has amended its policy to reflect all prepaid subscribers with no revenue-generating usage in a six-month period as deactivations.

(3)	Prepaid ARPU is calculated on net wholesale revenues to Wireless.

Postpaid voice and data subscriber additions in the quarter represented 83.4% of total gross additions and 96.3% of total net additions. Wireless continued its strategy of targeting higher-value postpaid subscribers in the quarter.

The 2.4% increase in postpaid voice and data ARPU, compared to the fourth quarter of the previous year, reflects Wireless’ success in attracting a greater mix of higher-value postpaid customers, increased penetration of enhanced voice services, the impact of wireless data growth, the general stability of industry pricing and the growth in roaming revenues. The 129.8% increase in data revenues in the quarter, from $9.4 million in 2002 to $21.6 million, represents approximately 91.1% of the $1.35 increase in postpaid ARPU. The increase in prepaid ARPU on a year-over-year basis was primarily a result of increased airtime usage in the quarter combined with lower promotional activity resulting in higher revenues per minute.

The continuing trend of improved postpaid voice and data subscriber churn, as reflected in the 1.99% average monthly rate in the fourth quarter, is related to Wireless’ enhanced focus on customer retention and an ongoing focus on longer term contracts for new and renewing subscribers. The increase in prepaid subscriber churn to 2.73% in the quarter is generally attributable to aggressive competitive prepaid offers in the market.

One-way messaging (or paging) subscriber churn increased in the fourth quarter to 3.43% from 3.07% in the same period of 2002. With 241,300 paging subscribers, Wireless continues to view paging as a profitable but mature business segment and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Operating Expenses

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except per subscriber statistics)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating expenses: (1)
Cost of equipment sales	83.6	68.5	15.1	22.0	244.5	209.9	34.6	16.5
Sales and marketing costs (2)	172.9	146.6	26.3	17.9	522.7	462.8	59.9	12.9
Operating, general and administrative costs	201.2	187.5	13.7	7.3	787.5	765.5	22.0	2.9

	457.7	402.6	55.1	13.7	1,554.7	1,438.2	116.5	8.1
Average monthly operating expenses per subscriber before sales and marketing (1)	17.09	17.25	(0.16)	(0.9)	17.22	18.16	(0.94)	(5.2)
Sales and marketing costs per gross subscriber addition	416	398	18	4.5	397	384	13	3.4

(1)	The previous periods’ presentation has been reclassified to conform to the current presentation. Customer retention costs are included in operating, general and administrative costs.

(2)	Sales and marketing costs exclude margin on equipment sales.

Total operating expenses including cost of equipment sales were $457.7 million, up 13.7% from $402.6 million in 2002.

Cost of equipment sales increased $15.1 million which is directly related to the $19.9 million increase in equipment revenue for the quarter.

The 4.5% year-over-year increase in sales and marketing cost per gross addition reflects a combination of the impact of a greater mix of postpaid gross additions in the fourth quarter of 2003 as compared to the fourth quarter of 2002 and slightly higher variable costs per postpaid gross addition related to competitive offers in the market. Of the 338,400 postpaid wireless voice and data gross additions in the quarter, approximately 93% were on a term contract of 24 months or greater.

Operating, general and administrative expenses increased by $13.7 million or 7.3% in 2003 over 2002. Approximately 79% of this year-over-year increase was attributable to increased spending on retention programs which include handset upgrades, costs associated with Wireless’ customer loyalty and renewal programs and payments to Wireless’ distribution for ongoing service of its existing subscribers. Excluding the impact of increased retention costs, general and administrative costs increased by 2.0%, primarily as a result of the 11.2% increase in the subscriber base, offset by lower roaming costs attributable to more favourable roaming arrangements. Wireless is continually focused on operating efficiencies and cost reduction programs which in turn have served to offset the impact of the growth in the subscriber base, allowing operating profit margins to expand.

Property, Plant and Equipment Expenditures

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Property, plant and equipment expenditures	119.1	188.3	(69.2)	(36.7)	411.9	564.6	(152.7)	(27.0)

The year-over-year decrease in fourth quarter PP&E expenditures was primarily related to a reduction in network related PP&E expenditures to $95.6 million from $150.1 million in the fourth quarter of 2002. Network spending in the fourth quarter of 2003 related mainly to capacity expansion and also included the completion of the deployment of GSM/GPRS network functionality in the 850 megahertz (“MHz”) frequency band. In addition, in the fourth quarter of 2003, Wireless spent $18.0 million on information technology compared to $19.3 million in the fourth quarter of 2002. Information technology spending in both years is primarily related to customer service projects. Facilities-related and other PP&E expenditures, which comprised the remainder of PP&E expenditures, decreased $13.4 million year-over-year, primarily attributable to the retrofitting of various retail locations and leasehold improvements.

Rogers Media

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue
Publishing	81.8	82.7	(0.9)	(1.1)	289.9	291.6	(1.7)	(0.6)
Radio	52.8	48.3	4.5	9.3	177.3	166.2	11.1	6.7
Television	49.8	45.6	4.2	9.2	178.0	151.3	26.7	17.6
The Shopping Channel	59.4	56.9	2.5	4.4	210.5	202.2	8.3	4.1
Intercompany eliminations	0.1	(0.5)	0.6	—	(0.7)	(0.5)	(0.2)	—

Operating revenue	243.9	233.0	10.9	4.7	855.0	810.8	44.2	5.5

Operating expenses:
Cost of sales	36.5	36.8	(0.3)	(0.8)	131.5	127.6	3.9	3.1
Sales and marketing	46.9	49.1	(2.2)	(4.5)	175.7	176.6	(0.9)	(0.5)
Operating, general and administrative	117.9	112.6	5.3	4.7	441.1	419.0	22.1	5.3

Total operating expenses	201.3	198.5	2.8	1.4	748.3	723.2	25.1	3.5
Operating profit (1)
Publishing	13.2	9.9	3.3	33.3	29.4	27.7	1.7	6.1
Radio	14.0	11.8	2.2	18.6	38.8	42.0	(3.2)	(7.6)
Television	8.9	5.5	3.4	61.8	27.7	7.7	20.0	—
The Shopping Channel	8.3	7.5	0.8	10.7	19.2	18.4	0.8	4.3
Corporate items and eliminations	(1.8)	(0.2)	(1.6)	—	(8.4)	(8.2)	(0.2)	—

Total operating profit (1)	42.6	34.5	8.1	23.5	106.7	87.6	19.1	21.8

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-operating items.

The $10.9 million increase in Media’s quarterly revenues was driven principally by the Television and Radio divisions, reflecting the continued year-over-year growth at Sportsnet and the success of recent reformatting initiatives at several of its radio stations, combined with continued sales growth at The Shopping Channel. Continued softness in certain advertising markets negatively impacted sales results at Publishing.

The $8.1 million, or 23.5%, year-over-year increase in quarterly operating profit for Media primarily reflects operating efficiency gains at the Publishing division, combined with the revenue driven gains in the Television, Radio and The Shopping Channel divisions.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the fourth quarter increased by $105.8 million to $274.5 million, up from $168.7 million in the fourth quarter of 2002, reflecting the increase in operating profit. Taking into account the changes in working capital items, cash flow from operating activities for the quarter decreased by $6.6 million to $249.4 million, from $256.0 million in the previous period.

In aggregate, other sources of funds during the fourth quarter totalled approximately $35.3 million. The sources of these funds were: (1) $4.0 million from the issue of Class B Non-Voting shares under employee share purchase plans and the exercise of employee stock options; (2) aggregate $5.0 million net proceeds from the sale of publicly traded investments; (3) $24.3 million of repayments from the Blue Jays, and (4) $2.0 million distributions received from other investments.

The funds used during the fourth quarter totalled approximately $316.3 million and were composed of: (1) the net repayment under bank credit facilities of $6.5 million; (2) the purchase of $307.8 million of PP&E; (3) $8.3 million in distributions on Convertible Preferred Securities; (4) the repayment of $0.7 million of minority loan obligations, and (5) the net increase of obligations under mortgages and capital leases of $7.0 million.

As a result of the above, the Company’s cash and cash equivalents decreased in the fourth quarter by $31.6 million, which, together with the opening cash of $21.3 million, resulted in a closing deficiency of $10.3 million.

The Company’s available liquidity at December 31, 2003, was approximately $1.9 billion, represented primarily by availability under committed bank credit facilities at Cable, Wireless and Media.

Guidance

Rogers Communications publicly issued its full year 2004 guidance for revenue, operating profit, PP&E expenditures and subscriber levels for its three business segments on January 5, 2004. The Company has no changes to that guidance.

[EW1]

Rogers Communications Inc.
Consolidated Statements of Income

	Three Months Ended December 31,		Twelve Months Ended December 31,

(In thousands of dollars, except per share amounts)	2003	2002	2003	2002

Operating revenue	$1,322,280	$1,166,997	$4,847,363	$4,323,045
Cost of sales	158,337	136,097	505,951	458,838
Sales and marketing costs	282,069	249,460	905,274	833,038
Operating, general and administrative expenses	512,564	477,980	1,987,242	1,889,555

Operating income before the following	369,310	303,460	1,448,896	1,141,614
Other expense (recovery)	—	5,850	—	(6,481)
Depreciation and amortization	273,851	251,836	1,040,263	981,458

Operating income	95,459	45,774	408,633	166,637
Interest on long-term debt	(115,364)	(131,502)	(488,865)	(491,279)

	(19,905)	(85,728)	(80,232)	(324,642)
Gain on disposition of AT&T Canada Deposit Receipts	—	904,262	—	904,262
Gain (loss) on sale of other investments	5,010	(2,627)	17,902	(565)
Writedown of investments	—	(78,855)	—	(300,984)
Losses from investments accounted for by the equity method	(16,982)	(33,323)	(54,033)	(100,617)
Gain (loss) on repayment of long-term debt	—	8,237	(24,839)	10,117
Foreign exchange gain	61,643	7,080	303,707	6,211
Investment and other income (loss)	886	(6,205)	2,256	2,289

Income (loss) before income taxes and non-controlling interest	30,652	712,841	164,761	196,071

Income tax expense (reduction)
Current	(8,684)	1,893	1,675	12,396
Future	(27,717)	29,939	(24,532)	(87,126)

	(36,401)	31,832	(22,857)	(74,730)

Income before non-controlling interest	67,053	681,009	187,618	270,801
Non-controlling interest	1,785	17,145	(58,425)	41,231

Net income for the period	$68,838	$698,154	$129,193	$312,032

Earnings per share
Basic	$0.24	$3.22	$0.35	$1.05
Diluted	0.23	3.00	0.34	0.83

Rogers Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended December 31,		Twelve Months Ended December 31,

(In thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$68,838	$698,154	$129,193	$312,032
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	273,851	251,836	1,040,263	981,458
Future income taxes	(27,717)	29,939	(24,532)	(87,126)
Non-controlling interest	(1,785)	(17,145)	58,425	(41,231)
Change in estimate of sales tax liability	—	—	—	(19,157)
Unrealized foreign exchange gain	(53,402)	(135)	(290,661)	(3,546)
Gain on sale of investments	(5,010)	2,627	(17,902)	565
Writedown of investments, net of gains	—	78,855	—	300,984
Gain on disposition of AT&T Canada Deposit Receipts	—	(904,262)	—	(904,262)
Gain (loss) on repayment of long-term debt	—	(8,237)	24,839	(10,117)
Losses from investments accounted for by the equity method	16,982	33,323	54,033	100,617
Accrued interest due on repayment of certain notes payable	2,439	2,761	10,167	10,767
Dividends from associated companies	300	963	924	1,449

	274,496	168,679	984,749	642,433
Change in non-cash working capital items	(25,056)	87,302	(130,821)	126,116

	249,440	255,981	853,928	768,549
Financing activities:
Issue of long-term debt	254,618	262,172	1,589,518	2,977,330
Repayment of long-term debt	(254,953)	(655,943)	(1,691,480)	(2,445,131)
Proceeds on termination of cross-currency interest rate exchange agreements	—	31,500	—	225,210
Premium on repayment of long-term debt	—	—	(19,348)	(21,773)
Redemption of Preferred and Collateralized equity instruments	—	(1,317,040)	—	(1,317,040)
Financing costs incurred	—	(1,842)	(6,220)	(27,399)
Issue of capital stock	3,965	656	252,011	5,729
Dividends on Preferred shares and distributions on Convertible Preferred Securities	(8,250)	(8,250)	(33,000)	(33,000)
Dividends on Class B Non-Voting, Class A Voting and Series E Preferred shares	—	—	(11,607)	—

	(4,620)	(1,688,747)	79,874	(636,074)
Investing activities:
Additions to property, plant and equipment	(307,758)	(389,925)	(963,742)	(1,261,983)
Proceeds on disposition of AT&T Canada Deposit Receipts	—	1,280,357	—	1,280,357
Proceeds on sale of investments	5,009	9,319	20,705	12,088
Acquisitions of subsidiary companies, net of cash acquired	—	—	—	(103,425)
Other investments	26,368	13,135	(27,937)	(49,829)

	(276,381)	912,886	(970,974)	(122,792)

Increase (decrease) in cash and cash equivalents	(31,561)	(519,880)	(37,172)	9,683
Cash and cash equivalents, beginning of period	21,273	546,764	26,884	17,201

Cash and cash equivalents (deficiency), end of period	$(10,288)	$26,884	$(10,288)	$26,884

Supplemental cash flow information:
Interest paid	$157,384	$173,654	$474,044	$450,126
Income taxes paid	44	3,107	11,606	15,397

Supplemental disclosure of non-cash financing and investing activities:
Accretion on Preferred Securities	—	$—	$—	$37,246
Accretion on Collateralized Securities	—	—	—	19,745
Class B Non-Voting shares issued on conversion of Series B and E Convertible Preferred shares	—	—	203	1,800
Class B Non-Voting shares issued in consideration for acquisition of shares of Cogeco Cable Inc.	—	—	35,181	—
Class B Non-Voting shares issued in consideration for Class B Restricted Voting shares of Rogers Wireless Communications Inc.	—	—	—	104,766

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Communications Inc.
Consolidated Balance Sheets

	December 31,	December 31,
(In thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$5,039,304	$5,051,998
Goodwill	1,891,636	1,892,060
Other intangible assets	400,219	423,674
Investments	229,221	223,937
Cash and cash equivalents	—	26,884
Accounts receivable	550,830	512,127
Deferred charges	142,480	184,840
Other assets	211,805	208,983

	$8,465,495	$8,524,503

Liabilities and Shareholders’ Equity
Liabilities:
Bank advances, arising from outstanding cheques	$10,288	$—
Long-term debt	5,305,016	5,687,471
Accounts payable and accrued liabilities	1,072,667	1,140,578
Unearned revenue	97,577	110,320
Deferred gain	19,225	21,847
Future income taxes	—	27,716

	6,504,773	6,987,932
Non-controlling interest	193,342	132,536
Shareholders’ equity	1,767,380	1,404,035

	$8,465,495	$8,524,503

Rogers Communications Inc.
Consolidated Statements of Deficit

	Twelve Months Ended	Twelve Months Ended
	December 31,	December 31,
(In thousands of dollars)	2003	2002

Deficit, beginning of period	$(415,589)	$(660,022)
Net income (loss) for the period	129,193	312,032
Dividends on Class A Voting shares and Class B Non-Voting shares	(23,238)	—
Dividends on Series E Preferred shares	(11)	—
Distribution on Convertible Preferred Securities	(29,791)	(20,262)
Accretion on Collateralized Equity Securities	—	(19,745)
Accretion on Preferred Securities	—	(27,592)

Deficit, end of period	$(339,436)	$(415,589)

Supplemental Information

Investments, at Book Value

				December 31,	December 31,
(In thousands of dollars)				2003	2002

			Quoted
			Market	Book	Book
Description			Value	Value	Value

Investments accounted for by the equity method
Blue Jays Holdco				$95,720	$122,844
Other				5,055	7,079

				100,775	129,923
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	7,253,800	Subordinate Voting	$121,501	75,758	40,454
		Common shares
		(2002 - 4,253,800)
Cogeco Inc.	2,724,800	Subordinate Voting	43,488	28,610	28,610
		Common shares
Other publicly traded companies			25,482	7,508	10,323

			190,471	111,876	79,387
Private companies				16,570	14,627

				$229,221	$223,937

Calculation of Earnings Per Share

	Three Months Ended December 31,		Twelve Months Ended December 31,

(In thousands, except per share amounts)	2003	2002	2003	2002

Numerator:
Net income (loss) for the period	$68,838	$698,154	$129,193	$312,032
Distribution on Convertible Preferred Securities	(8,245)	(5,065)	(29,791)	(20,262)
Dividends accreted on Convertible Preferred Securities	(5,090)	(4,873)	(20,033)	(19,177)
Accretions on Preferred Securities	—	(1,083)	—	(27,592)
Accretions on Collateralized Equity Securities	—	—	—	(19,745)
Dividends on Series E Preferred Securities	(11)	—	(11)	—

Net income - Basic	$55,492	$687,134	$79,358	$225,256
Effect of dilutive securities:
Preferred Securities, net of income tax	11	18,095	11	29,822

Net income - diluted	$55,503	$705,229	$79,369	$255,078

Denominator:
Weighted average number of shares outstanding:
Basic	232,806	214,732	225,918	213,570
Diluted	236,737	226,564	230,434	307,519
Earnings per share
Basic	$0.24	$3.22	$0.35	$1.05
Diluted	$0.23	$3.00	$0.34	$0.83

Long-Term Debt

		Interest	December 31,	December 31,
(In thousands of dollars)		Rate	2003	2002

(A) Corporate:
(i)	Convertible Debentures, due 2005	5-3/4%	$271,197	$320,007
(ii)	Senior Notes, due 2006	9-1/8%	—	86,314
(iii)	Senior Notes, due 2006	10-1/2%	75,000	75,000
(iv)	Senior Notes, due 2007	8-7/8%	—	324,382
(v)	Senior Notes, due 2007	8-3/4%	—	165,000
(B) Cable:
(i)	Bank credit facilities	Floating	36,000	37,000
(ii)	Senior Secured Second Priority Notes, due 2005	10%	376,778	460,506
(iii)	Senior Secured Second Priority Notes, due 2007	7.600%	450,000	450,000
(iv)	Senior Secured Second Priority Debentures, due 2007	10%	—	118,167
(v)	Senior Secured Second Priority Notes, due 2012	7.875%	452,340	552,860
(vii)	Senior Secured Second Priority Notes, due 2013	6.25%	452,340	—
(vi)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(viii)	Senior Second Priority Debentures, due 2032	8.75%	258,480	315,920
(ix)	Senior Subordinated Debentures, due 2015	11%	146,914	179,561
(C) Wireless:
(i)	Bank credit facilities	Floating	138,000	149,000
(ii)	Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
(iii)	Senior Secured Notes, due 2007	8.30%	253,453	309,775
(iv)	Senior Secured Debentures, due 2008	9-3/8%	430,589	526,275
(v)	Senior Secured Notes, due 2011	9-5/8%	633,276	774,004
(vi)	Senior Secured Debentures, due 2016	9-3/4%	200,193	244,680
(vii)	Senior Subordinated Notes, due 2007	8.80%	231,443	282,875
(D) Media:
	Bank credit facility	Floating	63,500	—
Obligations under mortgages, capital leases and other		Various	40,730	38,375
Effect of cross-currency interest rate exchange agreements			334,783	(182,230)

			$5,305,016	$5,687,471

Shareholders’ Equity

		December 31,	December 31,
(In thousands of dollars)		2003	2002

Capital stock issued, at stated value:
Preferred shares:
Held by subsidiary companies:
	60,000 Series XXVII	$60,000	$60,000
	818,300 Series XXX	10,000	10,000
	300,000 Series XXXI	300,000	300,000

		370,000	370,000
Held by members of the Company’s share purchase plans:
	104,488 Series E Convertible shares (2002-135,836)	1,787	2,327
Common shares:
	56,235,394 Class A Voting shares	72,313	72,320
	(2002 - 56,240,494)
	177,241,646 Class B Non-Voting shares
	(2002 - 158,784,358)	287,978	257,989

		732,078	702,636
Deduct:
Amounts receivable from employees under certain share purchase plans		1,186	6,274
Preferred shares of the Company held by subsidiary companies		370,000	370,000

Total capital stock		360,892	326,362
Convertible Preferred Securities		576,000	576,000
Contributed surplus		1,169,924	917,262
Deficit		(339,436)	(415,589)

Shareholders’ Equity		$1,767,380	$1,404,035

Segmented Information

For the Three Months Ended December 31, 2003				Corporate items	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals

Operating revenue	$470,647	$624,684	$243,869	$(16,920)	$1,322,280
Cost of sales	38,227	83,602	36,508	—	158,337
Sales and marketing	58,977	172,873	50,219	—	282,069
Operating, general and administrative expenses	196,722	201,288	114,532	22	512,564

Operating income (loss)
Operating income (loss) before the undernoted	176,721	166,921	42,610	(16,942)	369,310
Management fees	9,413	2,834	4,370	(16,617)	—
Depreciation and amortization	118,602	145,174	9,465	610	273,851

Operating income	48,706	18,913	28,775	(935)	95,459
Interest:
Long-term debt	(60,049)	(46,558)	(2,830)	(5,927)	(115,364)
Intercompany	(9)	—	(10,664)	10,673	—
Intercompany Dividends	—	—	10,892	(10,892)	—
Gain on sale of investments	—	—	—	5,010	5,010
Loss from investments accounted for by the equity method	—	—	(95)	(16,887)	(16,982)
Foreign exchange gain (loss)	14,460	27,462	(530)	20,251	61,643
Investment and other income (loss)	(612)	—	(167)	1,665	886
Income tax reduction (expense)	(1,721)	1,534	1,253	35,335	36,401
Non-controlling interest	—	—	—	1,785	1,785

Net Income for the period	$775	$1,351	$26,634	$40,078	$68,838

Plant, property and equipment expenditures	$174,437	$119,068	$13,683	$570	$307,758

For the Three Months Ended December 31, 2002				Corporate items	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals

Operating revenue	$422,448	$525,652	$233,024	$(14,127)	$1,166,997
Cost of sales	30,878	68,465	36,754	—	136,097
Sales and marketing	50,312	146,583	52,565	—	249,460
Operating, general and administrative expenses	184,927	187,454	109,237	(3,638)	477,980

Operating income (loss) before the undernoted:	156,331	123,150	34,468	(10,489)	303,460
Management fees	8,389	2,751	3,080	(14,220)	—
Other expense (recovery)	5,850	—	—	—	5,850
Depreciation and amortization	125,309	120,157	10,450	(4,080)	251,836

Operating income	16,783	242	20,938	7,811	45,774
Interest:
Long-term debt	(59,656)	(49,396)	(2,802)	(19,648)	(131,502)
Intercompany	(1,353)	—	(10,529)	11,882	—
Intercompany Dividends	1,449	—	10,891	(12,340)	—
Gain on disposition of AT&T Canada Deposit Receipts	—	—	—	904,262	904,262
Loss on sale of other investments	—	—	—	(2,627)	(2,627)
Writedown of investments	(1,636)	—	—	(77,219)	(78,855)
Gain on repayment of long-term debt	—	8,237	—	—	8,237
Loss from investments accounted for by the equity method	—	—	(1,651)	(31,672)	(33,323)
Foreign exchange gain (loss)	(1,228)	3,095	132	5,081	7,080
Investment and other income (loss)	(926)	84	(94)	(5,269)	(6,205)
Income tax reduction (expense)	17,139	(1,129)	(2,965)	(44,877)	(31,832)
Non-controlling interest	—	—	—	17,145	17,145

Net Income (loss) for the period	$(29,428)	$(38,867)	$13,920	$752,529	$698,154

Plant, property and equipment expenditures	$185,457	$188,305	$14,764	$1,399	$389,925

Segmented Information (Cont’d)

For the Twelve Months Ended December 31, 2003				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total

Operating revenue	$1,769,220	$2,282,203	$854,992	$(59,052)	$4,847,363
Cost of sales	129,938	244,479	131,534	—	505,951
Sales and marketing	206,843	522,716	175,715	—	905,274
Operating, general and administrative expenses	768,965	787,436	441,019	(10,178)	1,987,242

Operating income (loss) before the undernoted:	663,474	727,572	106,724	(48,874)	1,448,896
Management fees	35,385	11,336	12,551	(59,272)	—
Depreciation and amortization	482,050	518,599	36,311	3,303	1,040,263

Operating income	146,039	197,637	57,862	7,095	408,633
Interest:
Long-term debt	(237,803)	(193,506)	(8,296)	(49,260)	(488,865)
Intercompany	(2,867)	—	(46,380)	49,247	—
Intercompany dividends	4,488	—	43,325	(47,813)	—
Gain on sale of investments	—	305	1,107	16,490	17,902
Loss on repayment of long-term debt	(5,945)	—	—	(18,894)	(24,839)
Gain (loss) from investments accounted for by the equity method	—	—	964	(54,997)	(54,033)
Foreign exchange gain (loss)	49,302	135,242	(852)	120,015	303,707
Investment and other income (loss)	(516)	556	(464)	2,680	2,256
Income tax reduction (expense)	(7,541)	(2,393)	703	32,088	22,857
Non-controlling interest	—	—	—	(58,425)	(58,425)

Net income (loss) for the period	$(54,843)	$137,841	$47,969	$(1,774)	$129,193

Plant, property and equipment expenditures	$509,562	$411,933	$41,266	$981	$963,742

Goodwill acquired	$—	$—	$—	$—	$—

Goodwill	$926,445	$378,719	$586,472	$—	$1,891,636

Identifiable assets	$3,720,087	$3,107,343	$1,467,149	$170,916	$8,465,495

For the Twelve Months Ended December 31, 2002				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total

Operating revenue	$1,596,401	$1,965,927	$810,805	$(50,088)	$4,323,045
Cost of sales	121,335	209,948	127,555	—	458,838
Sales and marketing	193,644	462,784	176,610	—	833,038
Operating, general and administrative expenses	717,942	765,508	419,005	(12,900)	1,889,555

Operating income (loss) before the undernoted:	563,480	527,687	87,635	(37,188)	1,141,614
Management fees	31,745	11,006	10,773	(53,524)	—
Other expense (recovery)	5,850	(12,331)	—	—	(6,481)
Depreciation and amortization	484,225	457,133	33,291	6,809	981,458

Operating income	41,660	71,879	43,571	9,527	166,637
Interest:
Long-term debt	(208,645)	(195,150)	(13,477)	(74,007)	(491,279)
Intercompany	(4,687)	—	(54,854)	59,541	—
Intercompany dividends	5,447	—	63,534	(68,981)	—
Gain on disposition of AT&T Canada Deposit Receipts	—	—	—	904,262	904,262
Loss on sale of investments	—	—	—	(565)	(565)
Writedown of investments	(11,136)	—	—	(289,848)	(300,984)
Gain (loss) on repayment of long-term debt	(20,880)	30,997	—	—	10,117
Loss from investments accounted for by the equity method	—	—	(2,481)	(98,136)	(100,617)
Foreign exchange gain (loss)	(3,090)	6,410	107	2,784	6,211
Investment and other income (loss)	(3,886)	417	208	5,550	2,289
Income tax reduction (expense)	146,387	(5,258)	(840)	(65,559)	74,730
Non-controlling interest	—	—	—	41,231	41,231

Net Income (loss) for the period	$(58,830)	$(90,705)	$35,768	$425,799	$312,032

Plant, property and equipment expenditures	$650,871	$564,552	$42,692	$3,868	$1,261,983

Goodwill acquired	$—	$92,157	$94,914	$—	$187,071

Goodwill	$926,445	$379,143	$586,472	$—	$1,892,060

Identifiable assets	$3,806,778	$3,185,004	$1,453,579	$79,142	$8,524,503

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Management’s Discussion and Analysis portion of the Company’s most recent Annual Report, filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

Audited Consolidated 2003 Financial Statements

The Company intends to file, with securities regulators in Canada and the U.S., its audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2003 and Management’s Discussion and Analysis in respect of such annual financial statements in the latter portion of February 2004. Notification of such filing will be made by a press release by the Company and such statements will be made available on the Company’s Website or upon request.

About the Company

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, broadband Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, wireless data communications and paging through Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For Further Information (Investors and Analysts)

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media)

Jan L. Innes, 416.935.3525, jinnes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 5:00 p.m. ETN on February 4, 2004. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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